Attorneys at Law
Baton Rouge
Birmingham
Houston
Jackson
Memphis
Mobile
Nashville
New Orleans
Washington, DC
July 6, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1, Amendment 1
Filed June 22, 2007
File No. 333- 142535
Ladies and Gentlemen:
     We are responding to comments received in a letter dated July 2, 2007 from Mr. Jeffrey Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 1 to the Registration Statement on Form S-1 of Cumberland Pharmaceuticals filed June 22, 2007. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter. We enclose a copy of Amendment No. 2 to the Registration Statement filed today, which is marked to reflect the changes made to Amendment No. 1.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals to the comments contained in Mr. Riedler’s letter of July 2, 2007. Page references in our responses are to Amendment No. 2.
FORM S-1
General
1.	Please submit on EDGAR the supplemental correspondence and other information dated June 22, 2007 that you submitted with your response letter. These documents respond to comments 8, 28, and 48, and you did not request confidential treatment for them.

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

     Response:
     The Company will comply with this request by submitting the supplemental correspondence dated June 22, 2007 on EDGAR next week. The Company will file an Application for Confidential Treatment with the Commission related to this supplemental correspondence.
     Prospectus Summary, page 1
2.	We note your response to comment 8. Please cite in the filing the source or sources that support your assertion that “NAC is accepted worldwide as the standard of care for treating acetaminophen overdose.”
     Response:
     The Company has complied with this comment by adding a reference to an article printed in Current Opinion in Pediatrics to the first sentence of the third paragraph discussing Acetadote on page 2 of the Prospectus Summary.
3.	We note your response to comment 5. Please disclose your accumulated deficit in the “Risks Affecting Us” discussion on page 3.
     Response:
     The Company has complied with this comment by adding a new sentence to the end of the Prospectus Summary section entitled “Risks Affecting Us” on page 3.
     Summary Consolidated Financial Data, page 5
4.	Please revise your table to only present pro forma net income per share amounts for the most recent fiscal year and interim period presented. Please refer to Rule 11-01(a) of Regulation S-X.
     Response:
     The Company has complied with this comment by revising the table on page 5 of Amendment No. 2 to include only the information required by Rule 11-01(a) of Regulation S-X.

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

     Use of Proceeds, page 24
5.	We note the revisions pursuant to comment 21. You are registering the sale of up to $115 million in common stock, and you state specific uses of $32 million. Please state the planned uses for the remainder of the proceeds.
     Response:
     The Company has complied with this comment by amending the second paragraph on page 24 with new disclosure that further clarifies that, while no assurances can be given and the Company is not currently involved in discussions regarding a material acquisition, the Company hopes to use the proceeds of this offering to acquire additional products for its sales forces to sell. The Company has also complied with this comment by inserting a new bullet point in the third paragraph on page 24.
6.	We note the revisions pursuant to comment 22. Since Amelior is in phase III trials, please state whether you expect the $4 million you plan to spend on this drug candidate to be sufficient to complete the product’s development and file a new drug application.
     Response:
     The Company has complied with this comment by changing the second bullet point in the third paragraph of the “Use of proceeds” section on page 24 to clarify that it anticipates that $4.0 million will be sufficient to develop Amelior through the date that the Company submits an NDA on Amelior to the FDA.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 32
7.	Refer to your response to prior comment 26. We continue to believe that your disclosure related to estimates that reduce gross revenue such as chargebacks, discounts, rebates and product returns could be improved. Please revise your disclosure and include the following:

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

a.	A roll forward of the accrual for each estimate for each period presented showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
     Response:
     The Company has complied with this comment by including a new table on page 33 of Amendment No. 2 which includes the requested information with respect to its accruals related to gross revenue.
     Stock-Based Compensation, page 34
8.	Please refer to your response to prior comment 27. Expand your disclosure to provide the following information:
a.	Please clarify, if true, that the various measurement models disclosed were used to determine your enterprise value. Disclose how management selects the amount within the range of values to determine your enterprise value as of each grant date.
     Response:
     The Company has complied with this comment by clarifying that various measurement models were used to determine enterprise value and by adding a sentence to the second paragraph of the section entitled “Stock-Based Compensation” on page 35 to clarify how management formulates its recommendation to its Board of Directors with respect to the pricing of stock related compensation.
b.	As previously requested, please disclose the method used to allocate enterprise value to the outstanding equity to determine the fair value of the underlying common stock.

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

     Response:
     The Company has complied with this comment by amending the second paragraph of the section entitled “Stock-Based Compensation” on page 35 to clarify that, in determining share value and option exercise prices, enterprise value is assigned to all shares equally.
c.	State whether the valuations prepared by independent third parties were performed contemporaneous or retrospective.
     Response:
     The Company has complied with this comment by adding a sentence to the second paragraph of the section entitled “Stock-Based Compensation” on page 35 of Amendment No. 2 indicating that such valuations were performed contemporaneously with stock issuances and/or option grants.
d.	Disclose the name of the independent third party valuation firm and provide their consent in the registration statement.
     Response:
     The Company has complied with this comment by amending the second paragraph of the section entitled “Stock-Based Compensation” on page 35 of Amendment No. 2 to identify Morgan Joseph & Co. Inc. as the third party which assisted management in preparing a valuation analysis, and we have included a consent of Morgan Joseph & Co. Inc. as Exhibit 23.3 to Amendment No. 2.
9.	Refer to your response to prior comment 28. Please tell us on a supplemental basis specifically why you determined these public companies to be similar. Please address each company individually. Also explain to us how you determined your expected volatility for 2006 and 2007 based on an analysis of these companies.
     Response:
     There are several factors the Company considers when identifying other companies that it believes are the most comparable to it for purposes of assigning a likely volatility factor to its common stock. Specifically, the Company has based its stock volatility analysis on the following companies for the reasons indicated:
     Myriad Genetics — due to this company’s industry segment (pharmaceutical) and its focus on development of novel healthcare products, as well as its focus in generating revenue from

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

existing products. Like Cumberland Pharmaceuticals, Myriad has a pipeline for early stage drug candidates and develops late-stage (Phase III) development products. Additionally, Myriad is similar to the Company in that its existing products are ‘mid-sized’ revenue generators. Like Cumberland Pharmaceuticals, Myriad also has stock-based compensation expense, including stock option grants.
     Bradley Pharmaceutical — due to this company’s focus as a specialty pharmaceutical company that provides product in niche specialty markets including gastroenterology, an area in which the Company operates. Bradley is similar to the Company in that it has demonstrated a steady growth in revenues and profitability. Bradley is also similar in that its revenue is generated by small and/or mid-sized products, as compared with companies that generate the majority of their revenue from large, block-buster type products.
     Nabi Pharmaceutical — due to this company’s industry segment (pharmaceuticals) and its focus on niche and underserved markets, a similar approach to the Company. Like Cumberland Pharmaceuticals, Nabi has research capabilities to develop drugs as well as having established marketplace products. Nabi’s business strategy is similar to the Company’s in that both companies are focused on optimizing the value of their current operations, building value through strategic partnerships and commercial alliances and providing growth and value through research and development of late-stage product candidates.
     Forest Laboratories — due to this company’s industry segment, its marketing strategy and its development strategy and capabilities. Although significantly larger than the Company, Forest demonstrates a similar business approach. Specifically, both Forest and Cumberland Pharmaceuticals conduct clinical studies, manage the regulatory approval process, and market products to physicians. Both companies also co-promote products as well as owning products outright. Additionally, like Cumberland Pharmaceuticals, Forest incurs stock-based compensation expense including stock option grants.
     Salix Pharmaceuticals — due to this company’s industry segment, and its focus on specialty pharmaceuticals in the gastroenterology market. Like Cumberland Pharmaceuticals, Salix focuses primarily on the U.S. market. Salix’ approach to research and development aims to identify late-stage proprietary products, an approach also used by the Company. Both companies outsource manufacturing and have focused specialty sales forces. Both Salix and Cumberland Pharmaceuticals have demonstrated top line growth in revenue while forging ahead with development activities. Both companies use stock-based compensation as a method of compensating their employees. Salix and Cumberland Pharmaceuticals are both focused on growing their business by adding new products to their portfolios via expanding the indications

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

for their current products, acquiring new products and/or co-promoting selected third-party products.
     With respect to determining its stock volatility in 2006 and 2007, the Company calculated the volatility for each of these companies based on the term of the option granted. The Company then took an average of the volatility calculated for these peer companies and used that average as its volatility rate.
     Liquidity and Capital Resources, page 41
10.	We note the revisions pursuant to comment 32. Please disclose separately the minimum purchase amounts applying to Kristalose and Acetadote.
     Response:
     The Company has complied with this comment by amending the sixth paragraph on page 43 of Amendment No. 2 to disclose minimum purchase requirements for each product.
     Business, page 47
11.	We note your response to comment 37.
•	Please clarify what type of “data on the use of intravenous ibuprofen” the license from Vanderbilt University covers, as discussed at the top of page 54. Also, describe the consideration you are required to pay to Vanderbilt. This information would appear to be material to investors.
     Response:
     The Company has complied with this comment by amending the paragraph beginning at the bottom of page 53 and continuing at the top of page 54 in order to describe the data in more detail and to set forth the consideration it is required to pay to Vanderbilt.

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

•	We note from the bullet point at the bottom of page 59 that Mayne Pharma Pty. Ltd. is your exclusive manufacturer for Amelior and will continue to be the exclusive manufacturer after FDA approval. Please disclose the aggregate development, regulatory, and inspection and audit costs you have paid to date. Also, please file this agreement as an exhibit.
     Response:
     The Company has complied with this comment by amending the first bullet point on page 60 to address the development, regulatory, inspection and audit costs that it has paid to date to Mayne pursuant to this agreement. Cumberland Pharmaceuticals will also file documentation to verify that Mayne assumed all of the rights and obligations of F.H. Faulding & Co. Limited under the Strategic Alliance Agreement dated July 21, 2000, between the Company and F. H. Faulding & Co. Limited (previously filed as Exhibit 10.8 to the Registration Statement).
•	Please revise to disclose the terms of the release between you and Bertek Pharmaceuticals.
     Response:
     The Company has complied with this comment by amending the second full paragraph in the “Kristalose” section on page 56 to describe the release entered into by Bertek and the Company.
•	Regarding the agreement with Inventiv Commercial Services, we understand from a June 27, 2007 conversation with your counsel that the agreement is currently filed as exhibits 10.4 and 10.5, and it was assigned to Inventiv by way of exhibit 10.6. Exhibit 10.6 is not yet filed, but the description of exhibit 10.6 in the exhibit index does not mention Inventiv. Please ensure that you have filed all agreements, amendments, and assignments related to this relationship.
     Response:
     The Company has complied with this comment by amending its description of Exhibit 10.6 in both Part II and the Exhibit Index to describe the contractual relationship with Inventiv Commercial Services.

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

•	Please disclose the monthly fee you pay to Inventiv, as mentioned at the bottom of page 58. Also disclose the aggregate amount you have reimbursed Inventiv for bonuses and expense reimbursements to date.
     Response:
     The Company has complied with this comment by inserting the amount of the monthly fee that it pays to Inventiv as well as the aggregate amount that it has reimbursed Inventiv and its predecessors for bonuses and expense reimbursements to date in the first paragraph on page 59.
Business Development, page 57
12.	Please revise this discussion to clarify that the agreement with Vanderbilt University relating to the CET product candidates and agreements with University of Mississippi and University of Tennessee are not material.
     Response:
     The Company has complied with this comment by adding an additional sentence at the end of the last paragraph of the section entitled Business Development on page 57 of Amendment No. 2 stating that the collaborations are not material to the Company’s business at this time.
     Consolidated Financial Statements
     Notes to Consolidated Financial Statements
     (8) Shareholder’s Equity, page F-22
     (9) Stock Options, page F-23
13.	We acknowledge your response to prior comment 48 and look forward to your response to the last section of this comment.
     Response:
     By letter dated June 29, 2007 and delivered to the Commission’s Washington office by hand on that date, the undersigned responded fully to comment 48 of the Staff’s original comment letter.

Adams And Reese llp
United States Securities and Exchange Commission
July 6, 2007

     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Virginia Boulet.
Sincerely,
ADAMS AND REESE LLP
/s/ Martin S. Brown, Jr.
MSB:jad

cc:	Greg Belliston, Esq., United States Securities and Exchange Commission
Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey Ballantine LLP, Counsel to the underwriters